 EMAIL:  KSCHLESINGER@olshanlaw.com
  DIRECT DIAL:  212.451.2252

July 31, 2015

VIA EDGAR

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Trans-Lux Corporation
Registration Statement on Form S-1
Filed June 25, 2015
File No. 333-205273
Definitive Proxy Statement on Schedule 14A
Filed May 29, 2015
File No. 1-2257

Dear Ms. Long:

On behalf of Trans-Lux Corporation (the “Company”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-205273) filed with the U.S. Securities and Exchange Commission (the “Commission”) Commission on June 25, 2015 (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Commission dated July 22, 2015 (the “Staff Letter”) with regard to the Registration Statement and the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on May 29, 2015.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 1, and the defined terms used herein have the definitions given to them in Amendment No. 1.

The Staff is advised that, in addition to our responses to the Staff Letter, Amendment No. 1 reflects, among other things, the Company’s decision to make the subscription rights non-transferable.

July 31, 2015

Form S-1

General

1.         Update your company profile on the EDGAR system to include the current address and telephone number of your principal executive offices.

The Company has updated its company profile on the EDGAR system accordingly.

U.S. Federal Income Tax Considerations, page 3

2.         Delete the word “generally” because it may imply that you have not disclosed all material U.S. federal income tax considerations and that your stockholders cannot rely on the disclosure. Similarly, delete the word “generally” in the disclosures on pages 8 and 45 through 49 for the same reason.

The Company has deleted the word “generally” from applicable disclosures regarding U.S. federal income tax considerations.

Risk Factors, page 12

3.         We note the risk factor on page 18 related to your pension obligations and that the Pension Benefit Guaranty Corporation has placed a lien on your assets for amounts under your plan. Please revise the risk factor as well as applicable disclosures in your periodic reports to describe the nature of the lien and the underlying assets and to disclose the consequences of the lien on your current or future business operations as well as your financial condition, results of operations, and liquidity should you be unable to fulfill your related obligations.

The Company has revised the disclosure on page 18 to reflect that the Pension Benefit Guaranty Corporation’s lien is on all of the Company’s assets and to disclose the expected consequences of the lien should the Company be unable to fulfill its related obligations.  The Company will include comparable disclosure in its future periodic reports.

4.         Revise the applicable disclosures in your Form S-1 and your periodic reports to disclose the amount of contributions that you have made to your pension plan through June 30, 2015.

The Company has revised the disclosure on page 18 to disclose the amount of contributions the Company has made to its pension plan through June 30, 2015.  The Company will include comparable disclosure in its future periodic reports.

Use of Proceeds, page 23

5.         Because a material part of the proceeds is to be used to discharge indebtedness, please disclose the interest rate and maturity of the indebtedness. Please also describe any other debt beyond the $1.0 million outstanding under your credit agreement with BFI Capital Fund II, LLC that you intend to repay with the proceeds. Refer to instruction 4 to Item 504 of Regulation S-K.

July 31, 2015

The Company has revised the disclosure on page 23 accordingly.

Material United States Federal Income Tax Consequences, page 43

6.         It appears that United States federal income tax consequences are material to your stockholders. File an Item 601(b)(8) of Regulation S-K tax opinion supporting the tax matters and consequences to stockholders described in the registration statement. For guidance you may wish to refer to Section III of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission’s website.

The Company has filed an Item 601(b)(8) of Regulation S-K tax opinion as an exhibit to Amendment No. 1.

7.         The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your securities. We note numerous “should,” “should be,” and “should not” conclusions on the United States federal income tax consequences on pages 3 and 8 and throughout this section. Explain why you are unable to provide “will,” “will be,” and “will not” conclusions on the United States federal income tax consequences, and disclose prominently any resulting risks to stockholders.

The Company has revised the disclosures to address the Staff’s comment and respectfully submits that the tax opinion filed as an exhibit to Amendment No. 1 expresses a firm conclusion for material federal income tax consequences deriving from investing in the Company’s securities.

Legal Matters, page 50

8.         Provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

The Company has revised the disclosure on page 50 to include counsel’s address.

Incorporation By Reference, page 50

9.         You do not appear to provide your internet address where reports incorporated by reference may be accessed. Please refer to General Instruction VII.F and Item 12(b)(1)(v) of Form S-1.

The Company has revised the disclosure on pages 50 and 51 to include the internet address where reports incorporated by reference may be accessed.

July 31, 2015

Definitive Proxy Statement

10.       We note your statement that the compensation committee considers all matters concerning the chief executive officer and other executive officers whose annual base salaries are over $200,000 per year. Please note for future filings that the determination of who constitutes a named executive officer for disclosure purposes is derived, in part, by reference to total compensation. Please refer to Item 402(a)(3)(iii) of Regulation S-K and Instruction 1 to that item.

The Company acknowledges the Staff’s comment and will make appropriate changes in future filings in accordance with the Staff’s comments.

*  *  *  *  *

Attached as Exhibit A hereto is a letter from the Company containing the acknowledgments requested at the conclusion of the Staff Letter.

We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter.  Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Enclosure

cc:        Jean-Marc Allain

EXHIBIT A

ACKNOWLEDGMENT

In connection with the responses provided on behalf of Trans-Lux Corporation (the “Company”) to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 22, 2015 with regard to the Company’s Registration Statement on Form S-1 filed with the Commission on June 25, 2015 (the “Registration Statement”), the Company hereby acknowledges the following:

•    should the Commission or Staff declare the Registration Statement effective, that does not foreclose the Commission from taking any action with respect to the Registration Statement;

•    the action of the Commission or Staff in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TRANS-LUX CORPORATION

By:	/s/ Jean-Marc Allain
	Name:	Jean-Marc Allain
	Title:	President and Chief Executive Officer